Exhibit 12.1

WMG Acquisition Corp.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended September 30, 2004	Seven Months Ended September 30, 2004	Twelve Months Ended September 30, 2005	Twelve Months Ended September 30, 2006	Twelve Months Ended September 30, 2007
Income (Loss) before income taxes	$(15)	$(74)	$(55)	$122	$43
Add:
Fixed charges	8	99	208	192	192
Income as adjusted before income taxes	$(7)	$25	$153	$314	$235
Fixed charges
Interest expense	4	91	196	179	180
Portion of rental expense representative of interest (1)	4	8	12	13	12

Total fixed charges	8	99	208	192	192
Deficiency in earnings over fixed charges	$(15)	$(74)	$(55)	N/A	N/A
Ratio of earnings to fixed charges	N/A	N/A	N/A	1.64	1.22

(1)	Estimated at 1/3 of total rent expense.